UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2018

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2018

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Chief Manager Documentation & Corporate Secretary Department
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

MUFG Announces Partial Cash Tender Offers for Certain Outstanding Debt Securities

Japan, February 26, 2018 — Mitsubishi UFJ Financial Group, Inc. (“MUFG”) announced today the commencement of cash tender offers for the debt securities listed below (the “Notes”). MUFG is making the tender offers as part of its continuing strategy to manage its balance sheet and to reduce interest expense as well as to improve the efficiency of its capital structure.

Title of Security	CUSIP/ Number	Outstanding Principal Amount	Maximum Series Tender Cap (a)	U.S. Treasury Reference Security	Bloomberg Reference Page	Fixed Spread	Early Tender Payment (b)(c)	Total Consideration (b)(c)
2.95% Senior Notes due March 1, 2021	606822 AA2	$3,100,000,000	$850,000,000	2.25% U.S. Treasury Notes due 02/15/2021	FIT1	+35 bps	$50.00	To be determined as set forth herein
Floating Rate Senior Notes due March 1, 2021	606822 AB0	$900,000,000	$150,000,000	—	—	—	$50.00	$1,048.75

(a)	The Maximum Series Tender Cap is the maximum aggregate principal amount of the applicable series of Notes to be purchased by MUFG.
(b)	Per $1,000 principal amount.
(c)	The Total Consideration payable for each $1,000 principal amount of the Notes validly tendered at or prior to the Early Tender Date and accepted for purchase by MUFG includes the applicable Early Tender Payment. In addition, holders whose Notes are accepted for purchase by MUFG will also receive accrued interest on such Notes.

The tender offers consist of offers to purchase for cash MUFG’s 2.95% Senior Notes due March 1, 2021 (the “Fixed Rate Notes”) and Floating Rate Senior Notes due March 1, 2021 (the “Floating Rate Notes”) up to the Maximum Series Tender Cap for each series of Notes.

The tender offers are being made on the terms and subject to the conditions set forth in the Offer to Purchase, dated February 26, 2018. Holders of the Notes are urged to read carefully the Offer to Purchase before making any decision with respect to the tender offers.

The tender offers for the Notes will expire at 11:59 p.m., New York City time, on March 23, 2018, unless extended (the “Expiration Date”). Tenders of Notes may be validly withdrawn at any time prior to or at 5:00 p.m., New York City time, on March 9, 2018, unless such date and time is extended by MUFG, but not thereafter.

To be eligible to receive the Total Consideration set forth in the table above, holders of Notes must validly tender and not validly withdraw their Notes prior to or at 5:00 p.m., New York City time, on March 9, 2018, unless extended (the “Early Tender Date”). Holders of Notes who validly tender their Notes after the Early Tender Date but prior to or at the Expiration Date will be eligible to receive the Late Tender Consideration, which equals the Total Consideration minus the Early Tender Payment. All Notes tendered prior to or at the Early Tender Date will have priority over Notes tendered after the Early Tender Date.

The consideration offered per $1,000 principal amount of Fixed Rate Notes will be determined at 11:00 a.m., New York City time, on March 12, 2018, in the manner described in the Offer to Purchase by reference to the Fixed Spread specified in the table above plus the applicable yield to maturity based on the bid-side price of the applicable U.S. Treasury Reference Security specified in the table above. The consideration offered per $1,000 principal amount of Floating Rate Notes will be the amount set forth in the table above.

The holders of the Notes purchased will also receive accrued and unpaid interest from the last interest payment date applicable to the relevant series of Notes up to, but not including, the applicable settlement date.

Payment for the Notes that are validly tendered prior to or at the Early Tender Date and that are accepted for purchase is expected to be made on March 14, 2018. Payment for the Notes that are validly tendered after the Early Tender Date and prior to or at the Expiration Date and that are accepted for purchase is expected to be made on March 27, 2018, assuming that the aggregate principal amount of the Notes purchased on the March 14, 2018 is less than the applicable Maximum Series Tender Cap.

Notes will be accepted for purchase only in minimum denominations of $200,000 and integral multiples of U.S.$1,000 in excess thereof.

Notes of a series may be subject to proration if the aggregate principal amount of the Notes of such series validly tendered and not validly withdrawn exceeds the applicable Maximum Series Tender Cap.

MUFG’s obligation to accept for purchase and to pay for the Notes validly tendered in the tender offer is subject to the satisfaction or waiver of certain conditions, including the issuance of senior notes in a concurrent offering of such notes by MUFG, described in the Offer to Purchase.

MUFG may, in its sole discretion, (i) terminate the tender offers, (ii) waive any and all conditions to the tender offers, (iii) extend the tender offer period, (iv) increase or decrease any Maximum Series Tender Cap, or (v) otherwise amend the tender offers in any respect, subject to applicable law.

Information Relating to the Tender Offers

MUFG has retained Morgan Stanley & Co. LLC and MUFG Securities Americas Inc. to serve as dealer managers for the tender offers. D.F. King & Co., Inc. has been retained to serve as the information agent and the tender agent for the tender offers.

Questions regarding the tender offers may be directed to: Morgan Stanley & Co. LLC at (800) 624-1808 (U.S. toll free) or (212) 761-1057 (collect), or MUFG Securities Americas Inc. at (877) 744-4532 (U.S. toll free) or (212) 405-7481 (collect). The Offer to Purchase may be obtained from D.F. King & Co., Inc. by calling toll-free at (800) 859-8508 (bankers and brokers can call collect at (212) 269-5550) or e-mailing mufg@dfking.com.

This press release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell the Notes or any other securities. MUFG is making the tender offers only by, and pursuant to, the terms of the Offer to Purchase. The tender offers are not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities laws, blue sky laws or other laws of such jurisdiction. None of MUFG, the dealer managers, and the tender and information agent is making any recommendation as to whether holders should tender or refrain from tendering their Notes in response to the tender offers or how much they should tender. Each holder must make his, her or its own decision as to whether to tender or refrain from tendering Notes, and, if a holder determines to tender, as to how many Notes of each series to tender.

Cautionary Statement Concerning Forward-Looking Statements

This press release includes forward-looking statements. They are based on current expectations and projections about future events, and are therefore subject to risks and uncertainties which are outside of MUFG’s control and could cause actual results to differ materially from the future results expressed or implied by the forward looking statements. Words such as “expect(s),” “feel(s),” “believe(s),” “will,” “may,” “anticipate(s),” “estimate(s),” “plan(s),” “should,” “intend(s),” “forecast(s),” “guidance,” “could,” “would” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on MUFG’s current understanding and assessment of relevant factors and reasonable assumptions about the future. They are subject to known and unknown risks and uncertainties, including, but not limited to, the deterioration of the Japanese and global economies, changes in borrower conditions, fluctuations in interest rates, foreign currency exchange rates, stock prices, commodities prices and real estate prices, legal proceedings, changes in the regulatory and competitive environment, malfunctions and deficiencies in MUFG’s IT systems, natural disasters, cyber-attacks and other external events, and difficulties in hiring and retaining qualified employees.

Given these uncertainties, investors are cautioned not to place undue reliance on forward-looking statements. Investors are also urged to carefully review and consider the various disclosures that MUFG makes, which attempt to advise interested parties of the factors that affect MUFG’s business, including the “Risk Factors” included in the Offer to Purchase and the reports MUFG files with, or furnishes to, the SEC from time to time, specifically MUFG’s annual report on Form 20-F and current reports on Form 6-K. Except as required by law, MUFG disclaims any intent or obligation to update publicly any forward-looking statements set forth in this press release, whether as a result of new information, future events or otherwise.

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Contact:
Mitsubishi UFJ Financial Group, Inc.
Financial Planning Division
+81-3-3240-6949

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